Exhibit 12(a)

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended June 30,
	2006	2005	2004

Earnings:
Income before income taxes	$138,105	$129,420	$129,095
Unconsolidated affiliates' interests, net	1,226	1,067	714
Amortization of capitalized interest	24	25	25
Interest expense and other related financing costs	9,493	761	641
Interest portion of rent expense (1)	12,005	10,661	10,052

Adjusted earnings	$160,853	$141,934	$140,527

Fixed Charges:
Interest expense and other related financing costs	$9,493	$761	$641
Interest portion of rent expense (1)	12,005	10,661	10,052

Total fixed charges	$21,498	$11,422	$10,693

Ratio of earnings to fixed charges	7.48	12.43	13.14

(1)     One-third of rent expense is considered representative of the interest factor within rent expense.